Exhibit (d)(12)(i)

July 1, 2009

Attention: Chief Financial Officer

Batterymarch Financial Management, Inc.

John Hancock Tower

200 Clarendon Street, 49th Floor

Boston, MA 02116

Dear Sir or Madam:

Pursuant to Section 6 of the Sub-Advisory Agreement dated November 1, 2006 between ING Investments, LLC and Batterymarch Financial Management, Inc., as amended (the “Agreement”), we hereby notify you of our intention to modify the sub-advisory fees payable to Batterymarch Financial Management, Inc. for ING International SmallCap Multi-Manager Fund (the “Fund”), effective on or about July 1, 2009, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-advisory fee for the Fund, is attached hereto.

The Amended Schedule A has also been updated to reflect the name change of ING International SmallCap Fund to ING International SmallCap Multi-Manager Fund.

Please signify your acceptance to the modified sub-advisory fees, with respect to the Fund, by signing below.

Very Sincerely,

/s/ Todd Modic
Todd Modic Senior Vice President ING Investments, LLC

ACCEPTED AND AGREED TO:

Batterymarch Financial Management, Inc.

By:	/s/ Francis Tracy
Name:	Francis Tracy
Title:	President CFO, Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments, LLC

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

BATTERYMARCH FINANCIAL MANAGEMENT, INC.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING International SmallCap Multi-Manager Fund	0.70% on the first $100 million; and 0.60% on the next $100 million; and 0.50% thereafter

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